Exhibit 99.1

Diginex Announces New Board of Directors

Lisa Theng, Richard Petty, Paul Smith and Andrew Watkins Join Diginex Board Following Nasdaq Listing

●	Chi-Won Yoon will lead the board as Chairman, with Richard Byworth, CEO, and Paul Ewing, CFO, maintaining their board seats.
●	New Directors appointed to the board include Lisa Theng, Managing Partner of CNPLaw LLP; Richard Petty, International Federation of Accountants Board member and member of the B20 serving on the Finance and Infrastructure taskforce; Paul Smith, former President and Chief Executive Officer of CFA Institute; and Andrew Watkins, a former Partner at PricewaterhouseCoopers Hong Kong and Mainland China.

Hong Kong, October 5, 2020: Diginex Limited (Nasdaq:EQOS), a digital assets financial services company, announced today that it has reconstituted its Board of Directors, following its listing and commencement of trading on Nasdaq.

The new Board of Directors meets the required standards of corporate governance for a Nasdaq-listed company. The Board will be comprised of three executive directors and four non-executive directors, each of whom meets applicable independence standards under SEC and Nasdaq rules.

As the first Nasdaq-listed company with a cryptocurrency exchange, Diginex’s new Board will establish a benchmark for transparency and governance for digital asset companies, offering a high degree of assurance for shareholders, customers, and regulatory authorities.

Executive directors of the Board will comprise of Chi-Won Yoon, who will lead the board as Chairman, Richard Byworth, the Company’s Chief Executive Officer, and Paul Ewing, the Company’s Chief Financial Officer.

Non-executive board members include:

Lisa Theng, who has been in legal practice for more than 28 years and is the Managing Partner of CNPLaw LLP and brings a wealth of experience in M&A Corporate Advisory, as well as Corporate and Commercial services for public and private companies.

Richard Petty, who is a board member of The International Federation of Accountants (IFAC) and a member of IFAC’s Public Policy and Regulatory Advisory Group. He is also a member of the B20 serving on the Finance and Infrastructure taskforce and a former chairman of the Australian Chamber of Commerce Hong Kong & Macau and CPA Australia.

Paul Smith, who was most recently President and Chief Executive Officer of CFA Institute from January 2015 to September 2019. Mr. Smith has also acted as Chief Executive Officer of Warlencourt Ltd, Grimani Ltd and Broadwell Investments and holds several external directorships.

Andrew Watkins is a former Partner at PricewaterhouseCoopers Hong Kong and Mainland China in which capacity he served for 20 years. Mr. Watkins brings experience from a variety of senior leadership roles including Chief Technology & Disruption Officer and Chief Executive Officer of the China and Hong Kong Consulting business.

Mr. Yoon commented: “I am delighted to welcome Lisa, Richard, Paul and Andrew to the Diginex Board, each of whom brings distinguished expertise and experience from a wide range of backgrounds. Today’s announcement reflects a rigorous selection process that will enable us to maintain the right balance of skills to oversee the Company as we move forward as a publicly traded company.

“We believe it is crucial for us to demonstrate adherence to the highest standards of corporate governance and ensure that, in the execution of the Diginex strategy, the interests of shareholders, customers, employees and regulators are properly served. I look forward to working with our new Board members to continue the Company’s exciting trajectory.”

- ENDS –

Press Contact:

Heather Dale

Diginex

E: heather.dale@diginex.com

Tel: +852 9274 3312

About Diginex

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform Diginex Access, a securitization advisory service Diginex Capital, market leading hot and cold custodian, Digivault and funds business Bletchley Park Asset Management. For more information visit: https://www.diginex.com/

Follow Diginex on social media on Twitter @DiginexGlobal, on Facebook @DiginexGlobal, and on LinkedIn. Follow EQUOS.io on social media on Twitter @EQUOS_io and on LinkedIn.

Forward Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in Diginex’s Registration Statement on Form F-4 jointly filed bv Diginex and 8i Enterprises Acquisition Corp. (“8i”)pertaining to the Business Combination (the “Form F-4”). Important factors, among others, that may affect actual results or outcomes include; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by 8i shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; and costs related to the proposed transaction. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Diginex’s limited operating history and history of net losses; Diginex’s ability to manage growth; Diginex’s ability to execute its business plan; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties as are discussed in 8i’s prospectus filed in connection with its initial public offering and the proxy statement to be filed relating to the business combination.

Diginex expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Diginex’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.